SUB-ITEM 77C



Results of annual meeting of shareholders
The Annual Meeting of Shareholders of Western Asset Variable
Rate Strategic Fund Inc. was held on January 26, 2018 for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the Meeting:

Election of directors





Nominees			Votes For		Votes Withheld
Carol L. Colman			4,157,993		16,404
Daniel P. Cronin		4,156,181		18,216
Eileen A. Kamerick		4,153,782		20,615